Token Communities, Ltd.

February 28, 2023

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Token Communities Ltd.
Form 10-K for the Year Ended June 30, 2022
Filed October 13, 2022
Form 8-K filed January 12, 2023
File No. 000-55688

Dear Sir or Madam:

By letter dated February 15, 2023, the U.S. Securities and Exchange Commission (the “SEC”) provided Token Communities, Ltd. (the “Company”) with a letter concerning the Company’s Form 10-K for the Year Ended June 30, 2022, filed October 13, 2022 and Form 8-K filed January 12, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 8-K filed January 12, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets. , page 2

1. It appears that immediately before the transaction with Elements of Health and Wellness, Inc., you may have been a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

Response: We respectfully submit to the Commission that the Company was not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, immediately before the transaction with Elements of Health and Wellness, Inc. and as such does not feel it has to amend the Form 8-K as requested.

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In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case. What is more, the Commission has expressly stated in in Footnote 172 of the Release, the restrictions of a shell company as stated under Rule 144, generally, are not intended to “capture” startup companies with limited operating history.

The Commission attempted to provide some clarity regarding what they deemed "nominal" as a footnote to the Release (generally referred to as "Footnote 32"). In addition, under the definition set forth in Rule 12b-2 under the Securities Exchange Act of 1934 and Rule 405 of the Act, if a company has more than nominal operations, further inquiry is not necessary as the company is not a shell company.

As described below, the Company’s operations are more than just “nominal.” As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell” company (as well as the intent of the Rule).

It should be noted that although revenues are a good indicator of actual operations, the lack of revenues alone does not deem an issuer to have less than nominal operations. In evaluating an issuer's shell status, we must look at the requirements of the issuer to successfully operate their business. Therefore, the fact that an issuer has limited operations and assets or is a development stage company does not make an issuer a shell company, so long as it has taken active steps to implement a legitimate business plan.

As contained in the Company’s filings with the SEC, the Company was originally focused on advising and managing qualified companies in the blockchain and distributed ledger technologies arena and growing its Lukki Token and exchange. Current management joined the Company in July 2020 and made extensive efforts to grow the Company’s business in China, to attract local Chinese cryptocurrencies to list and trade on our former crypto exchange as well as advise in the crypto currency field. The Company maintained a satellite office in China Shenzhen and then in Haikou, China with approximately 10 people working. Unfortunately during the last year or so the Chinese Government imposed restrictions on foreign crypto currencies and the Company continued its advisory business and also began exploring new markets. In the last year or so the Company had about 30 people working for the Company in China conducting research and development on naturopathic medicine. This team conducted local regulation research and began discussions with OEM companies to provide products. The Company’s business operations were not nominal because the Company at one point had people working on this project and still has approximately 10 people working for the Company. It was through the efforts of the Company’s staff that led to the Company’s acquisition of Elements of Health and Wellness, Inc.

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Particularly in the Company’s situation, management have been working at implementing the Company’s core business strategy, including, but not limited to, trying to advance the crypto business and also conducting research and development in the naturapathic medicine meeting with experts in the field, in anticipation of its progressing operations and led to the acquisition of Elements. As disclosed in its interim financial statements, the Company incurred significant expense for development by utilizing industry experts and others on an as-needed basis. As the interim financials for the Company show, the Company incurred over $160,000 in operating expenses in the last six months, ending December 31, 2022. Respectfully the Company submits that operations are more than “nominal,” that it does not fall within the class of companies for which the SEC was aiming to prevent as referenced in Release Footnote 32, and should not be considered a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ David Chen
David Chen
President

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